CE Franklin Ltd.
Consolidated Balance Sheets
As at December 31

(in thousands of Canadian dollars)

		2003	2002

Assets

Current Assets
Cash		4,881	-
Accounts Receivable (note 2)		46,283	36,992
Inventories		48,529	40,679
Income Taxes recoverable (note 6)		-	741
Other		898	600

		100,591	79,012

Property and equipment (note 3)		8,976	12,757
Goodwill		7,765	7,765
Other		300	-

		117,632	99,534

Liabilities
Bank overdraft		-	1,148
Bank operating loan (note 4)		23,368	21,500
Accounts payable		28,349	16,525
Accrued liabilities		16,359	10,213
Current protion of long-term debt (note 5)		369	297

		68,445	49,683

Long-term debt (note 5)		146	299
Future income taxes (note 6)		1,413	2,381

		70,004	52,363

Commitments and contingencies (note 11)

Shareholders' equity
Capital stock (note 7)		19,268	19,268
Contributed surplus		13,602	13,566
Retained earnings		14,758	14,337

		47,628	47,171

		117,632	99,534

The accompanying notes are an integral part of these Consolidated Financial Statements.

Approved by the Board:

"signed" Victor J. Stobbe	Director

"signed" S. Douglas Martin	Director

34

CE Franklin Ltd.

Consolidated Statements of Changes in Shareholders' Equity

(in thousands of Canadian dollars, except number of shares)

	Capital Stock

	Number of		Contributed	Retained	Shareholders'
	Shares	$	Surplus	Earnings	Equity

December 31, 2000	17,149,153	19,137	13,566	16,586	49,289

Stock options exercised (note 7)	8,938	49	-	-	49
Net income	-	-	-	619	619

December 31, 2001	17,158,091	19,186	13,566	17,205	49,957

Effect of change in accounting for goodwill (note 1)	-	-	-	(375)	(375)
Stock options exercised (note 7)	20,605	82	-	-	82
Net loss	-	-	-	(2,493)	(2,493)

December 31, 2002	17,178,696	19,268	13,566	14,337	47,171

Stock options granted (note 7)	-	-	36	-	36
Net income	-	-	-	421	421

December 31, 2003	17,178,696	19,268	13,602	14,758	47,628

The accompanying notes are an integral part of these Consolidated Financial Statements.

35

CE Franklin Ltd.
Consolidated Statements of Operations
For the years ended December 31

(in thousands of Canadian dollars, except share and per share amounts)

	2003	2002	2001

Sales	259,557	261,329	377,845

Cost of Sales	215,994	224,623	334,065

Gross Profit	43,563	36,706	43,780

Other expenses (income)
Selling, general and administrative expenses (note 8)	37,360	35,537	39,696
Amortization	4,395	4,245	3,879
Interest expense	1,117	1,099	2,031
Foreign exchange loss (gain)	(521)	(116)	299
Other income	(251)	(151)	(52)

	42,100	40,614	45,853

Income (loss) before income taxes	1,463	(3,908)	(2,073)

Income tax expense (recovery) (note 6 )
Current	2,010	(678)	(835)
Future	(968)	(737)	315

	1,042	(1,415)	(520)

Income (loss) from continuing operations	421	(2,493)	(1,553)

Income from discontinued operations (note 13)	-	-	2,172

Net income (loss) for the year	421	(2,493)	619

Net income (loss) per share

Continuing operations
Basic and diluted	0.02	(0.15)	(0.09)

Discontinued operations
Basic and diluted	0.00	0.00	0.13

Net income (loss) per share
Basic and diluted	0.02	(0.15)	0.04

Weighted average basic number of shares outstanding	17,178,696	17,172,373	17,156,964

The accompanying notes are an integral part of these Consolidated Financial Statements.

36

CE Franklin Ltd.

Consolidated Statements of Cash Flow

		2003	2002	2001

Cash flows from operating activities
Income (loss) from continuing operations		421	(2,493)	(1,553)
Items not affecting cash
Amortization		4,395	4,245	3,879
Gain on disposal of property and equipment		(248)	(128)	(48)
Future income tax expense (recovery)		(968)	(737)	315
Increase in inventory write-downs		921	87	1,593
Stock options granted (note 7)		36	-	-

		4,557	974	4,186
Net change in non-cash working capital balances related to
operations (note 9)		52	(4,244)	22,331

Net cash flow from continuing operations		4,609	(3,270)	26,517
Net cash flow from discontinued operations		-	-	2,699

		4,609	(3,270)	29,216

Cash flows from financing activities
Issuance of capital stock		-	82	49
Increase (decrease) in bank operating loan		1,868	5,200	(31,700)
Decrease in bank overdraft		(1,148)	(688)	(4,093)
Decrease in long-term debt		(343)	(269)	(278)
Other		-	-	225

		377	4,325	(35,797)

Cash flows from investing activities
Purchase of property and equipment		(601)	(1,234)	(2,313)
Proceeds on disposal of property and equipment		258	179	970
Proceeds on sale of Brittania (note 1)		538	-	-
Other		(300)	-	-
Net proceeds on disposal of Domino Machine	(note 13)	-	-	7,924

		(105)	(1,055)	6,581

Change in cash and cash equivalents during the year		4,881	-	-

Cash and cash equivalents - beginning of year		-	-	-

Cash and cash equivalents - end of year		4,881	-	-

Cash paid during the year
Interest on bank operating loan		1,077	1,046	2,589
Interest on long-term debt		36	53	60
Income taxes		356	247	567

The accompanying notes are an integral part of these Consolidated Financial Statements.

37

CE FRANKLIN LTD.

OUR PROMISE

2003 ANNUAL REPORT

OUR PROMISE

CE Franklin distributes products and related services to the Canadian oil and gas industry, including projects involving drilling and completions, production and maintenance and capital construction. In addition, we are an important provider of materials to other resource based industries. We serve our customers through our network of 37 branches across Canada – from British Columbia to Ontario – as well as internationally. Our employees are committed to delivering on the promises we have made to our customers, partners, vendors, communities and shareholders. We promise to listen, to improve, to work in partnership, to improve economics, to generate new ideas and to create and build value.

Annual Meeting of Shareholders: CE Franklin's 2004 Annual Meeting of Shareholders will be held at the Calgary Petroleum Club in the Trophy Lounge, 319 – 5 Avenue S.W., Calgary, Alberta on Tuesday, May 4, 2004 at 2:30 pm Calgary time. Shareholders and other interested parties are invited to attend.

OPERATING RESULTS

(in millions of Canadian dollars, except per share amounts)	2003	2002	2001
Sales			
Distribution	257.2	255.1	371.1
Manufacturing	2.4	6.2	6.7
	259.6	261.3	377.8
Income (loss) before interest and taxes			
Distribution	3.8	(2.2)	0.6
Manufacturing	(1.2)	(0.6)	(0.6)
	2.6	(2.8)	(0.0)
Income (loss) from continuing operations	0.4	(2.5)	(1.6)
Net income (loss)	0.4	(2.5)	0.6
Net income (loss) per share – continuing operations			
Basic and diluted	0.02	(0.15)	(0.09)
Net income (loss) per share			
Basic and diluted	0.02	(0.15)	0.04
BALANCE SHEET RESULTS			
Current assets	100.6	79.0	89.8
Total assets	117.6	99.5	112.9
Current liabilities	68.4	49.7	58.9
Long-term financial liabilities	0.1	0.3	0.6
Shareholders' equity	47.6	47.2	50.0

MESSAGE TO SHAREHOLDERS

CE Franklin has made several strong commitments and firm promises to improve and build shareholder value.

We promised to realign, rebuild and aggressively market our Company's value offering. We promised to improve service to our customers and build strong relationships with our vendors. We promised to give our employees the tools they need to succeed and build a customer-service culture within the organization.

While we are not yet satisfied with our results, there are several clear signs that all of our hard work is starting to make a difference. CE Franklin returned to profitability in 2003 with a net income from continuing operations of $421,000. This is a $3-million, or $0.17 per share (diluted) improvement over 2002.

Underpinning all of these is our promise to diligently manage the economics of the Company and to improve profitability; in other words, to have the right expense base so that any improvement in our value offering and our revenues will flow through to the bottom line.

I am very pleased to report that we made good progress in 2003 toward fulfilling all these promises. By doing so, we are building a solid foundation for future growth and improved financial performance for the benefit of all of our stakeholders.

While we are not yet satisfied with our results, there are several clear signs that all of our hard work is starting to make a difference.

CE Franklin returned to profitability in 2003 with a net income from continuing operations of $421,000. This is a $3-million improvement over 2002. Net income per share (diluted) rose to 2 cents in 2003, compared to a 15-cent loss per share (diluted) in the previous year. We achieved this despite a slight decline in year-over-year revenues to $259.6 million in 2003, compared to $261.3 million in 2002.

Our infrastructure-to-revenue ratio moved in the right direction in 2003. Revenue growth in our branches was very strong and revenue per employee grew by an impressive 22%. Our margins were also up, rising 2.8% year over year.

We are winning through both our value offering and our market competitiveness. We are making fundamental improvements to processes and have introduced disciplined procurement strategies, which involve standardizing our purchasing with primary and secondary vendors who offer the best product and the total lowest cost. I think it is particularly impressive that we achieved what we did in 2003 while continuing to provide considerable savings to our customers – in

some cases savings in the millions of dollars – while measurably improving our level of customer service.

Our greatest successes came in winning several contracts with major energy companies in 2003. Most notably, in partnership with Wilson Supply (the U.S.-based division of Smith International Inc.; CE Franklin's major shareholder) we won a major North American supply agreement, the Canadian portion of which we believe will be in excess of $20 million annually.

We are excited by this contract win, not just because of its size but also because it is our first opportunity to provide a North American-wide offering with Wilson Supply.

We have a dynamic and strong relationship with Wilson Supply that will remain a cornerstone of our growth strategy. Firstly, together we are providing our joint customers with a one-stop solution. Secondly, we have a partner with whom we are effectively sharing information and best practices in the areas of procurement, process, systems and marketing. Thirdly, CE Franklin and Wilson Supply operate independently, so each is in a strong position to respond to the needs of its individual market place. This is a powerful formula for both companies as well as for our mutual customers.

Interestingly, the performance of our branches improved as 2003 progressed. Traditionally the first quarter of any given year is the busiest and strongest but in 2003 both the third and the fourth quarters outpaced the first. I believe this is another indication that our growth strategy is gathering momentum and starting to deliver results.

Revenue from our tubular products also began to grow gradually in the second half of 2003 as we started to win several new accounts.

I think measures of our progress include the fact that we are winning new contracts and are implementing and maintaining them more effectively. We are receiving a high level of very positive feedback from our customers, vendors and employees and we have also attracted the attention of our competitors.

Our tubular sales were battered in 2002 after merger and acquisition activity in the energy sector resulted in CE Franklin losing two major customers who began purchasing directly from steel mills. This market metamorphosis was a tough challenge for us. In response, we are focusing more on small and medium-size customers who do not have the infrastructure to buy direct from mills and who also need the added value that CE Franklin's knowledgeable people can provide. Many of these potential customers were new for us, so we had to invest a lot of effort in building the relationships, some

from the ground up. Although this inevitably has taken time, we believe we are now seeing early signs that our market strategy is starting to bear fruit and that sales from tubular products will continue to grow in 2004.

In early 2003, we announced that we had sold 50% of our Brittania Compression operations to Nusco Supply & Manufacturing Inc. The joint venture's initial focus was on redesigning the product offering and then building acceptance in their market place. Although this has not gone as smoothly or as quickly as the partners originally planned, we will remain diligent in our efforts to create shareholder value for this business.

The common denominator for our successes and progress in 2003 is CE Franklin's 300 people. We would not have achieved what we have without everyone in the organization – operations, sales, materials management, IT and corporate support services – having made sacrifices and improvements. I want to thank our talented, motivated and highly competent team of employees for their extraordinary efforts under enormous pressure. We have made great strides in changing the culture, perception and performance of the organization. Our people are better connected to our customers and working with more tightly knit goals and strategies than ever before. Our positive energy and drive to win is building rapidly.

The customer survey that we conducted in 2002 continues to focus the efforts of CE Franklin employees on four key measures – on-time delivery; order accuracy; responsiveness and fulfilling promises – and these four are also driving our efforts to improve and enhance our processes.

How are we doing? I think measures of our progress include the fact that we are winning new contracts and are implementing and maintaining them more effectively. We are receiving a high level of very positive feedback from our customers, vendors and employees and we have also attracted the attention of our competitors.

We have improved our customer-service attitude. We are listening to customers more. In 2003, we reinforced our continuous-improvement culture with a performance-management intranet site that was introduced Company-wide. The tool enables employees in our 37 branches in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and other parts of the organization to input customer feedback as well as their own suggestions – both positive and negative. Every item that goes into the system is logged and can be seen by the entire organization. Each item is tracked and requires follow-up action, response and closure. We also invite customers into our offices and stores to share their observations

and opinions about the performance management site. At the end of the day, what we have established here is a real-time customer survey for continuous improvement.

Managing our balance sheet prudently has also allowed us to invest in new systems and products. We have introduced a tool to track customer information so that we can be more responsive to their requirements. We invested in systems that allow us to monitor performance measures such as order-filling rates and on-time delivery. We are diversifying our product offering and building our capability to provide new business solutions. For example, in 2003 we negotiated exclusive Canadian rights to distribute Drag'N Skin, an ingenious product and installation process that protects pipe in bored-hole applications with a highly-durable fabric external sleeve. With Drag'N Skin, we are adding value by providing our customers a product that can reduce both their costs and environmental risks. We will continue to look for other opportunities to diversify and broaden our product and service offering.

Our customers' market environment was strong and close to record levels in 2003. 2004 is forecasted to be much the same. CE Franklin is ready to capitalize on that growth, and I predict that 2004 will be a pivotal year for the Company. We will continue on course with our strategy to build revenue and market share. We are now in a better position than ever for growth and we promise this growth will be underpinned by the same disciplines to ensure flow through to the bottom line.

We will grow through our relationship with Wilson Supply, expanding our service offering and building on the many initiatives that I have outlined above. We are also carrying out market, customer and product analysis to investigate opportunities in international markets. Although we have shipped products overseas for years, we do not directly operate in other countries. We are now talking with selected customers to explore how we can add value to their supply chain by working with them more directly in certain countries. We are also investigating the potential for partnering with Wilson Supply on projects outside North America.

I would like to thank my fellow members of the Board for their support, patience and foresight in allowing the Company to build a sustainable business model. Their guidance and expertise will be critical as the Company grows. In particular, I wish to thank my predecessor as Chairman, Douglas Martin for his valuable insight and guidance. I also thank Robert Boswell who retired from the Board in 2003 for his many years of excellent service. Lastly, I am pleased to welcome

MESSAGE TO SHAREHOLDERS

Victor Stobbe as Director whose years of experience in the oil and gas industry will be extremely valuable to the organization.

CE Franklin's goal is to become a "market leader" in our sector. To achieve that we will continue to make realistic, meaningful and clear promises to our stakeholders.

To our customers, we promise to listen, to improve, to work together with you to drive costs out and reliability in and to add new solutions to your business.

To our vendors, we promise to work with you as partners to create efficiency throughout the supply chain to grow and improve together.

To our employees, we promise to listen, to help you learn and to create a company where you can do what you do best, be appreciated, and enjoy the pride of being on a winning team.

To our communities, we promise to run safe, responsible businesses whose people have the time, energy and skills to contribute to those around them.

To our shareholders, we promise to improve our operational and profit performance and to create value.

Those are our promises and the CE Franklin team is resolved to deliver on them in 2004 and beyond.

"Signed"

Michael S. West
Chairman, President and Chief Executive Officer

MANAGEMENT ROUNDTABLE

CE Franklin's leadership team sat down in early 2004 to talk about what the Company has been doing to fulfill its promises to shareholders, customers, vendors, partners and employees. Participating in the discussion were Michael West, Chairman, President and Chief Executive Officer; Jim Baumgartner, Vice President, Sales; Brent Greenwood, Vice President, Marketing and Supply; Ron Koper, Vice President, Business Effectiveness; Tim Ritchie, Vice President, Operations; Sam Secreti, Vice President and Chief Financial Officer; and Rod Tatham, Director, Customer Service and Quality.

It is clear that CE Franklin has made many changes for the better in the past year or so. In your opinion, what are the most significant changes?

JIM: I think the biggest change is the Company's value offering to customers. Historically, CE Franklin was focused on meeting customers' requests for products. Over the past 12 to 18 months, we have shifted our thinking and our perspective about our value offering. We now focus on listening to our customers, creating goal alignment and adding real value to the process. We now have a value offering that includes an evaluation of each customer's expectations of how we provide our goods and services and improve their economics.

BRENT: We can trace the roots of this shift back to our 2002 customer survey. Prior to that, the Company was often focused on initiatives that sometimes took our people and our customers for granted. We were not listening enough. The customer survey was a deliberate exercise in listening that brought customer expectations to the forefront. As a result, the survey has driven all kinds of positive change throughout the Company. It has been one of the driving forces in creating a customer-service culture.

TIM: Listening is definitely one of the areas where CE Franklin has improved in the last couple of years. We used to spend too much time talking: telling our customers what we were good at and what we could do for them. Now, we spend more time listening and asking our customers about their needs, for ideas about how we can help meet those needs, and for feedback on how we are doing in delivering on our commitments. The other crucial difference is this – we are now listening to our people who are listening to our customers.

It's gratifying to hear from our customers that our ability to listen has been instrumental in recent contract wins.

RON: When you look at the way we listen, make offers to customers, handle and manage accountabilities or the way we work together throughout the Company, you can see a new "discipline" emerging. Our organization used to operate in different silos; each group focused more on its own success, sometimes at









"Our people have always been ready to win, ready to do what it takes to serve their customers and eager to take pride in the result. We have supported their ability and drive with the right tools, the right practices and the discipline to provide incremental flow through to the bottom line," says Michael West, CE Franklin's Chairman, President and Chief Executive Officer, pictured bottom right. Top left: Brent Greenwood, Vice President, Marketing and Supply; Ron Koper, Vice President, Business Effectiveness; Jim Baumgartner, Vice President, Sales; Rod Tatham, Director, Customer Service and Quality; Top right: Tim Ritchie, Vice President, Operations; Sam Secreti, Vice President and Chief Financial Officer.

the expense of other groups. We removed barriers that kept people from working together and have continually focused on driving negative politics out and creating commitment to shared success. This discipline that we are building exists in every facet of the Company – the way we think, our capabilities, our systems, structures and processes. We had the discipline to manage margins and manage expenses, to take the work that our people are doing and the revenue they're generating and improve profitability. All of these things are driving value from within the organization. Our continual drive to improve will raise the bar in our industry.

What have these changes meant for your customers?

MICHAEL: What has happened here is a fundamental and dramatic philosophical switch about who is 'driving the bus'. The customer interface used to be corporately-driven. We have turned that around. Now, our branch network is the front line with our customers. Corporate support services and the distribution centre support the front line. This has made life easier and more rewarding for both our customers and our employees.

JIM: Our customers are telling us that they are seeing a significant shift in the focus of our organization and our ability to deliver the products and services they need. From procurement, to our branches, to our distribution centre, there has been an overall change in attitude and our customers are recognizing that.

ROD: One of the things our customers commented on in the customer survey was the Company's responsiveness. They wanted to see more of it. So in addition to changing the corporate culture, we have also provided our employees the tools they need to ensure customer feedback gets the attention it deserves. The main tool is our Company-wide performance management system, which we introduced in February 2003. Using the system, all our employees can document, on-line, customer issues and feedback and then behind that there is an escalation process that ensures action is taken. We also use the tool to track vendor and employee feedback. The system has been instrumental in increasing efficiency in the organization and responding to feedback in a precise and timely way.

The bottom line here is that customer feedback leads us into the realm of continuous improvement. The system helps us to identify and focus on required changes as it allows us to track several categories of performance, such as on-time delivery, accuracy of the product we are delivering and the documentation that comes with it, and responsiveness. Through measurement of these categories, we are able to determine the effectiveness of these changes.

JIM: I would add to that Rod. During 2003, we received ISO 9001 - 2000 quality management accreditation. Our documented and implemented management system is designed to continually improve performance while addressing the needs of all interested parties. It was instrumental in our ISO evaluation. We were able to show that we were proactively documenting and solving vendor and customer issues.

What can you tell us about partnerships, which clearly are an important aspect of CE Franklin's business culture?

JIM: We have had a deliberate change in our vision and now see our customers as business partners. There are numerous examples of this that did not exist a short time ago, of real working relationships where our customers' advice and criticisms have created a real marriage of renewed effort and positive change. Our intent through these partnerships is to continue to create value for our customers through process and cost reductions.

MICHAEL: Our partnership with Wilson Supply is very important to us and is paying off for both companies. This relationship has required both companies to partner on a variety of levels – for instance, IT, sales and procurement – so that we could offer an integrated solution for our customers.

TIM: Starting in 2002, we worked with Wilson Supply on designing the strategic direction of our relationship. As a result, we have done a good job of communicating openly, sharing best practices and winning new business that we would not have won working alone. The biggest win so far came in 2003 when we were awarded a major North American supply agreement that will likely represent at least $20 million in sales for CE Franklin on an annualized basis.

BRENT: In addition to our relationship with Wilson Supply, we are building closer partnerships with a number of our core suppliers. Some of our mutual initiatives include global procurement, increased standardization on certain product lines, vendor-managed inventory and a joint focus on performance measurement and reducing costs in the supply chain.

ROD: I believe that we have and are continually strengthening our partnerships with our customers, employees and vendors. We are doing this through listening, understanding and delivering on requirements and expectations.

TIM: And as we start to pursue global initiatives, we're looking at the best ways to partner in those as well.

SAM: We look at partnership in the broadest possible context. One of the Company's newest partners is the RBC Financial Group. During 2003, we negotiated a new credit facility with RBC. They are considered the premier lender to the oilfield service sector, and their understanding of the sector will allow us to grow as an organization.

What effects have all these changes had on your employees?

MICHAEL: You know, I think that everyone at this table remains amazed by the lengths that our employees will go to serve our customers and look after and care for this Company's needs. It's incredible.

JIM: Our people are really starting to trust that we will listen to their ideas, their problems and to the requests they have. We have spent more time talking with people about where we are going as a Company. Employees have continually worked toward our ground rules of speak straight with respect, listen generously and commit to shared success. Communication is flowing better and will continue to improve because of the practices we are using.

MICHAEL: I think the biggest win that this organization had in 2003 wasn't the new contracts. It was our people's willingness to change and to buy into and rally around the philosophy of shared success and customer-driven culture. That is what has allowed the other good things to happen. That's been the engine to drive all our success. Our people have always been ready to win, ready to do what it takes to serve their customers and eager to take pride in the result. We have supported their ability and drive with the right tools, the right practices and the discipline to provide incremental flow through to the bottom line. The positive results have produced energy, momentum and increased commitment.

RON: The conversations between employees and the Company have changed and they will continue to change. We are having very real conversations with employees about their needs, about how they can contribute to the Company's success, about how we can support them and about how their goals are harmonized and integrated with those of the Company. We are also making specific promises to them about their development and having those promises reviewed by leaders to produce a plan of succession throughout the Company. We're really getting serious about what a promise means in this company, whether it's a promise to

employees, customers, vendors or shareholders. A promise has a shape and form here. A promise has a customer and an owner. A promise has conditions of satisfaction, a target date and an assessment of completion attached to it. Without those things, a promise is not worth the paper it's printed on.

What does the CE Franklin leadership team forecast for the Company in 2004?

BRENT: We're on the right road and we're going to execute on our strategies even better than we did in 2003 through focus and discipline.

JIM: We will broaden our customer base through our current value offering and through broadening our scope of services.

TIM: We will give our existing customers a reason to further consolidate their spend with us.

RON: We will continue to build more strength into our processes and our people – the right people in the right places with the right tools, ready to win.

ROD: We will continue to listen to our customers and proactively meet their expectations in an effective and efficient manner.

SAM: These are all good things but 2004 will see a continuation of the journey. We've got a lot of initiatives under way and we are proud of what has been accomplished. We have come a long way. We're driving down the right road but we certainly have not arrived at our destination. There's a lot more to do.

MICHAEL: We are pleased with our progress but not yet satisfied with our results. We will continue to listen, continue to improve and continue to deliver on our promises.

THIS IS CE FRANKLIN

OUR MISSION

CE Franklin will be the market leader in the supply of products, services and solutions to the energy industry. We will achieve leadership by delivering superior customer service through our people, our performance and our partnerships.

OUR OPERATING VALUES

Integrity
We adhere to the highest ethical standards.

Credibility
We say what we mean and do what we say.

Performance
We are committed to excellence in everything we do; we strive for continuous improvement; we are passionate about exceeding expectations.

Teamwork
We achieve success by working as a team.

Service Ethic
We are driven by the needs of our customers, both external and internal; they are met by interested, competent, passionate individuals. Our success depends upon that of our customers.

Trust
We trust, respect and support each other and we strive to earn the trust of our colleagues and partners.

Responsibility
We take responsibility as individuals and as teams for our actions and we hold ourselves accountable.

Community
We belong and contribute to the communities that we operate within through our actions and commitment to safety, our environmental responsibility and our personal involvement.

"Shared Success"


BRANCHES
TUBULAR STOCKING POINTS
MANAGED CUSTOMER WAREHOUSES
WILSON SUPPLY

CE FRANKLIN, IN CONJUNCTION WITH WILSON SUPPLY, OFFERS A NORTH AMERICAN SOLUTION TO ITS CUSTOMERS WHEREBY CE FRANKLIN WILL SERVICE THE CANADIAN MARKET AND WILSON SUPPLY WILL SERVICE THE U.S. MARKET.

OUR SERVICES

We offer our energy industry customers a comprehensive range of products and related services required for drilling, producing, processing, pipelining and refining hydrocarbons.

Over 25,000 products are maintained in our information system and stocked or represented at our 37 branch locations across Canada. Additional stocking locations include over 50 managed customer warehouses and over 20 tubular stocking locations. All are connected by state-of-the-art technology that provides our customers with a sophisticated supply chain management solution.

Our Distribution Centre hub in Edmonton, Alberta manages a central inventory and cross-docking facility to support our branch operations in the field, our Direct to Customer Project Management Group and our International Services Group located in the same facility. In addition to handling products from hundreds of domestic manufacturers and suppliers, the Distribution Centre serves as the central stocking location to support our overseas procurement of valves, pipe, flanges and fittings that support our customers' capital construction projects.

CE Franklin is a 50-50 joint-venture partner with Nusco Supply & Manufacturing Inc. in Brittania Industries Inc. Brittania manufactures, sells, rents and services small horsepower gas compressors and vapour recovery units.

We also offer a variety of speciality products designed to increase our customers' efficiency. A noteworthy addition to our product mix in 2003 was our exclusive Drag'N Skin product. Drag'N Skin is a circular woven, tear and acid resistant, high-strength polyester-based fabric sleeve that is applied over pipe to protect both pipe and coatings from rock abrasion and gouging during bored-hole applications, providing additional protection against external corrosion and reducing the risk of premature failure of these pipelines.

Quality products and efficient supply chain management are parts of our total value offering and promise to our customers and stakeholders. The quality of our service is the critical element in assuring customer satisfaction. In 2003, we demonstrated our commitment to quality service by first listening to customer concerns, then implementing and tracking the key measures of service quality that our customers identified. Measurement and continuous improvement of service quality are an integral part of our value offering.

For North-American wide customers we partner our services with U.S.-based Wilson Supply. In 2003, CE Franklin and Wilson Supply won a major North American supply contract, the Canadian portion of which is serviced by CE Franklin and is valued in excess of $20 million annually. Wilson Supply is recognized as both a leader in the distribution of products and as a provider of supply-chain management solutions to a broad range of energy and industrial markets in the United States and international markets.

MANAGEMENT'S DISCUSSION AND ANALYSIS

(All amounts shown in Canadian dollars unless otherwise specified.)

FORWARD LOOKING STATEMENTS

Certain of the statements set forth in this MD&A such as statements regarding planned activity and revenue levels, capital expenditures and the availability of capital resources to fund capital expenditures and working capital, are forward looking statements within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. Although the Company believes that its statements are based on reasonable assumptions, it can give no assurance that expected results will be achieved. There are numerous risks and uncertainties that can affect the outcome and timing of such events, including many factors beyond the control of the Company. These factors include, but are not limited to, economic conditions, seasonality of drilling activity, the loss of a major supplier of tubular goods, commodity prices for oil and gas, currency fluctuations and government regulations (see Risks and Uncertainties). Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Company's actual results and plans for 2004 and beyond could differ materially from those expressed in the forward looking statements.

SELECTED FINANCIAL INFORMATION

The following "Management's Discussion and Analysis" is as of January 16, 2004 and is provided to assist readers in understanding CE Franklin Ltd.'s ("CE Franklin" or the "Company") financial performance during the periods presented and significant trends that may impact future performance of the Company. This discussion should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes thereto on pages 32 to 48.

The Company has two identifiable industry segments, which are the distribution of general oilfield supplies including pipe, valves, fittings and production equipment through the Company's branches and tubular products, to producers of oil and gas in Canada ("Distribution") and manufacturing for sale or rent by Brittania Industries Inc. ("Brittania") of small horsepower gas compression equipment for the producers of oil and gas in Canada ("Manufacturing"). The Company's products are sold to producers of oil and gas when successful drilling activity results in an oil or gas well. CE Franklin also distributes pipe, flanges, fittings and valves to capital construction projects in the oilsands, refining, and heavy oil industries.

The selected financial data presented below is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles, or "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles that are in effect in the United States. For a discussion of the principle differences between the Company's financial results as calculated under U.S. GAAP, see Note 16 to the Company's Consolidated Financial Statements.

(in thousands of Canadian dollars except per share data)

As at and for the Years-Ended December 31	2003	2002	2001
STATEMENTS OF OPERATIONS			
Sales			
Distribution	257,125	255,128	371,167
Manufacturing	2,432	6,201	6,678
	259,557	261,329	377,845
Gross Profit			
Distribution	43,550	35,015	41,985
Manufacturing	13	1,691	1,795
	43,563	36,706	43,780
Gross Profit – %			
Distribution	16.9%	13.7%	11.3%
Manufacturing	0.5%	27.3%	26.9%
	16.8%	14.0%	11.6%
Other expenses (income)			
Selling, general and administrative expenses	37,360	35,537	39,696
Amortization	4,395	4,245	3,879
Other	(772)	(267)	247
	40,983	39,515	43,822
Income (loss) before interest and taxes			
Distribution	3,753	(2,233)	604
Manufacturing	(1,173)	(576)	(646)
	2,580	(2,809)	(42)
Income (loss) before income taxes	1,463	(3,908)	(2,073)
Income tax expense (recovery)	1,042	(1,415)	(520)
Income (loss) from continuing operations	421	(2,493)	(1,553)
Net income (loss)	421	(2,493)	619
Net income (loss) per share – continuing operations			
Basic and diluted	$ 0.02	$ (0.15)	$ (0.09)
Net income (loss) per share			
Basic and diluted	$ 0.02	$ (0.15)	$ 0.04
BALANCE SHEETS			
Current assets	100,591	79,012	89,783
Total assets	117,632	99,534	112,929
Current liabilities	68,445	49,683	58,867
Long-term financial liabilities	146	299	614
Shareholders' equity	47,628	47,171	49,957

Effective January 31, 2003, the Company sold, for cash proceeds of $538,000, a 50% interest in the property and equipment and operations of Brittania. The Company accounts for its remaining 50% interest in Brittania using the proportionate consolidation method of accounting.

The Notes to the Consolidated Financial Statements on pages 38 to 48 should be read in conjunction with this MD&A in order to understand factors such as the changes in the method of accounting for stock options and goodwill and other intangibles which were adopted during 2003 and 2002, and the effect of Discontinued Operations in 2001. These items may affect the comparability of the information shown above.

OVERVIEW

The level of exploration and production activity in the western Canadian sedimentary basin including the oilsands areas largely drives the performance of the Company's Distribution and Manufacturing segments in Canada. Drilling activity levels and capital project spending in the oilsands areas are primarily influenced by worldwide energy prices, but may also be affected by expectations related to the worldwide supply of and demand for oil and natural gas, finding and development costs, political uncertainties and environmental concerns (see Risks and Uncertainties for a detailed explanation of items which could have an effect on the Company's results from operations and cash flows).

Fiscal 2003 was a return to profitability for the Company following two years of losses from continuing operations. Net income from continuing operations for the year-ended December 31, 2003 was $421,000 or $0.02 per share (diluted) as compared to a loss of $2.5 million or $0.15 per share (diluted) in 2002, and a loss of $1.6 million or $0.09 per share (diluted) in 2001.

Average Active Rig Count

(number of rigs)


400
300
200
100
01
02
03

The improvement in earnings was due to an increase in activity levels and an improved value offering to the Company's customers, coupled with solid gross profit margin improvement and expense rationalization.

The Company's balance sheet remained strong in 2003. Total capitalization (financed debt plus equity) as at December 31, 2003 was comprised of debt of 33.4% in 2003 versus 31.9% in 2002 and equity of 66.6% in 2003 versus 68.1% in 2002.

RESULTS OF OPERATIONS – COMPARISON OF 2003 TO 2002

Commodity prices were strong in 2003. The price of oil and gas as at December 31, 2003 was U.S. $32.79 (West Texas Intermediate) and Cdn. $6.88 (AECO spot) respectively. This compares to U.S. $29.42 for oil and Cdn. $5.97 for gas as at December 31, 2002.

The strong commodity prices resulted in Exploration and Production ("E&P") companies having increased cash flow, and therefore being able to increase their capital spending on exploration and production activities. The average active rig count increased 40.0% to 371 active rigs for the year-ended December 31, 2003 as compared to 265 active rigs for the year-ended December 31, 2002.

Sales

Sales for the year-ended December 31, 2003 decreased marginally to $259.6 million from $261.3 million for the year-ended December 31, 2002.

Sales for the Company's Distribution segment increased $2.0 million or 0.8% reflecting a 17.9% increase in branch sales as a result of an increase in activity levels during 2003. Sales of tubular products declined 33.9% due to two large customers having the tonnage capacity to be able to purchase their tubular products directly from the steel mills. As customer tonnage capacity increases, there is a risk that steel mills will sell tubular products to the customers directly.

Manufacturing sales decreased to $2.4 million for the year-ended December 31, 2003 from $6.2 million for the year-ended December 31, 2002 due to the 50% sale of Brittania and a refocusing of the operations to gas compression products from air and gas compression.

Gross Profit

Gross profit increased 18.7% to $43.6 million for the year-ended December 31, 2003 from $36.7 million for the year-ended December 31, 2002. Gross profit margins increased to 16.8% for the year-ended December 31, 2003 from 14.0% for the year-ended December 31, 2002.

Distribution gross profit increased 24.4% or $8.5 million to $43.6 million for the year-ended December 31, 2003 while sales increased only 0.8%. This reflects an improvement in Distribution gross profit margins to 16.9% in 2003 from 13.7% in 2002.

Of the 3.2% improvement in Distribution gross profit margins, 2.0% reflects an improvement in gross profit margins as a result of business process efficiency by the Company in 2003. The remainder of the increase, 1.2%, reflects a shift in mix from lower margin tubular product sales to higher margin general product sales.

Manufacturing gross profit decreased to $13,000 for the year-ended December 31, 2003 from $1.7 million for the year-ended December 31, 2002. This reflects the lower sales in 2003 coupled with an inventory write-down of $654,000 as a result of the development of new product lines in 2003, making existing inventory obsolete.

Selling, General and Administrative Costs (SG&A)

SG&A costs increased $1.8 million or 5.1% to $37.4 million for the year-ended December 31, 2003 from $35.5 million for the year-ended December 31, 2002. Distribution SG&A increased $2.9 million or 8.6% in 2003. Approximately 95% of the SG&A relating to the Company's Distribution segment relates to the Company's branches; therefore the 8.6% increase in SG&A supports the 17.9% increase in branch sales for the year-ended December 31, 2003.

In addition, during 2003 the Company increased the variable component of its Distribution SG&A. Approximately 13.3% of the Distribution segment's SG&A in 2003 was variable and will fluctuate with branch sales. This compares to 5.7% during 2002.

Manufacturing SG&A decreased $1.1 million or 53.1% during 2003 reflecting the sale of a 50% interest in Brittania coupled with a reduction in staffing to offset the declining gross profit.

Sales

($ millions)


400
300
200
100
01
02
03
Distribution
Manufacturing

Gross Profit

($ millions)


50
40
30
20
10
01
02
03
Distribution
Manufacturing

Gross Profit Margin

(%)


20
16
12
8
4
01
02
03

Income (Loss) before Interest and Taxes

Income (loss) before interest and taxes for the year-ended December 31, 2003 increased $5.4 million to $2.6 million during 2003 from a loss of $2.8 million for the year-ended December 31, 2002.

The Distribution segment's income increased $6.0 million to $3.8 million during 2003 from a loss of $2.2 million in 2002. This represents an incremental flow through of 300% on the $2.0 million sales increase due to the improvement in gross profit margins in 2003, offset by increased SG&A.

The Manufacturing segment's loss increased to a loss of $1.2 million for the year-ended December 31, 2003 from a loss of $576,000 for the year-ended December 31, 2002 due primarily to the inventory obsolescence write-down described above.

Income (Loss) before Income Taxes

Income before income taxes improved $5.4 million to $1.5 million for the year-ended December 31, 2003 from a loss of $3.9 million for the year-ended December 31, 2002.

Income Taxes

The Company's effective tax rate for the year-ended December 31, 2003 was 71.2%, as compared to an effective tax rate of 36.2% for the year-ended December 31, 2002. The Company's combined federal and provincial tax rate for 2003 was 37.1% (2002 – 39.6%). The net income before income taxes was impacted by non-deductible items and capital and other taxes that became a larger component of the overall income tax charge in 2003. See Note 6 to the Consolidated Financial Statements.

Income (Loss) Before Interest and Taxes
($ millions)


4
3
2
1
0
-1
-2
-3
01
02
03
Distribution
Manufacturing

Earnings (Loss) Per Share (diluted) From Continuing Operations
($ per share)


0.03
-0.03
-0.06
-0.09
-0.12
-0.15
01
02
03

Net Income (Loss) and Earnings per Share

Net income for the year-ended December 31, 2003 was $421,000 or $0.02 per share (diluted) as compared to a net loss of $2.5 million or a loss of $0.15 per share (diluted) for the year-ended December 31, 2002. This represents an income improvement of $2.9 million or $0.17 per share (diluted).

RESULTS OF OPERATIONS – COMPARISON OF 2002 TO 2001

The average price of oil during 2002 was U.S. $26.10 (West Texas Intermediate) and the average price of gas was Cdn. $4.18 (AECO spot). Oil and gas commodity prices started 2002 with the price of oil at U.S. $19.51 and the price of gas at Cdn. $3.52, and as a result, many E&P companies reduced their capital spending programs for 2002. Although commodity prices improved significantly during the year with the price of oil and gas ending the year at U.S. $29.42 and Cdn. $5.97, respectively, this increase in oil and gas prices did not result in a revision in E&P companies capital spending programs for 2002. The average active rig count decreased 22.7% to 265 active rigs during 2002 compared to 343 active rigs during 2001.

Sales

Sales for the year-ended December 31, 2002 decreased $116.5 million or 30.8% to $261.3 million from $377.8 million for the year-ended December 31, 2001. The majority of the sales decline comes from the Company's Distribution segment.

Of this decline, $19.8 million relates to the completion of a large capital oilsands project in northern Alberta in 2001. The Company supplied pipe, flanges and fittings to this construction project. Excluding this capital project, sales decreased $96.7 million or 25.6% for the year-ended December 31, 2002.

Tubular product sales for the year-ended December 31, 2002 declined 47.9% as compared to the year-ended December 31, 2001 due to merger and acquisition activity during the last half of 2001, resulting in two customers now being able to directly access steel mills, and an overall decline in activity levels. Sales of the Company's other products through its branch network declined at the same rate as the decline in industry activity.

Gross Profit

Total gross profit decreased $7.1 million or 16.2% to $36.7 million in 2002 as compared to $43.8 million during 2001. Included in the 2001 gross profit of $43.8 million was a $1.7 million inventory write-down relating to the Distribution and Manufacturing segments. Excluding the inventory write-down, total gross profit decreased $8.8 million or 19.3% for the year-ended December 31, 2002 as compared to the year-ended December 31, 2001.

Average gross profit margin for the year-ended December 31, 2002 increased to 14.0% from 11.6% for the year-ended December 31, 2001, due to the inventory write-down described above coupled with the lower margin earned on the capital oilsands project, which was completed in 2001.

Selling, General and Administrative Costs

For the year-ended December 31, 2002, SG&A costs decreased $4.2 million or 10.5% to $35.5 million from $39.7 million. With the decline in activity levels during the last six months of 2001 and during 2002, the Company's Distribution segment adjusted its infrastructure to support the reduced sales levels.

CE Franklin reduced its employee base during 2001 and 2002 by 25.3% to 327 employees as at December 31, 2002 from 438 employees as at September 30, 2001 to offset the decline in activity levels. This accounts for the $4.2 million reduction in SG&A.

Loss before Interest and Income Taxes

Loss before interest and income taxes for the year-ended December 31, 2002 was $2.8 million as compared to a loss of $42,000 for the year-ended 2001. The $116.5 million decrease in sales resulted in only a 2.4% decremental flow through. This was due to an improvement in gross profit margins from 11.6% to 14.0%, and a reduction in SG&A by $4.2 million.

Income (Loss) before Income Taxes, and Income (Loss) from Continuing Operations

Loss from continuing operations before income taxes was $3.9 million for the year-ended 2002 as compared to a loss of $2.1 million for the year-ended 2001. The $1.8 million decline in income reflects the $2.8 million increase in loss before interest and income taxes offset by a reduction in interest expense of $1.0 million. The reduction in interest expense reflects lower debt levels due to better working capital management by the Company and the sale of its Domino Machine operations at the end of 2001.

Loss from continuing operations was $2.5 million or a loss of $0.15 per share (diluted) for 2002 as compared to a loss of $1.6 million or $0.09 per share (diluted) for 2001.

Discontinued Operations – Year-Ended December 31, 2001

Income from discontinued operations in 2001 was $2.2 million. On December 18, 2001 the Company sold its Domino Machine operations for net cash proceeds of $7.9 million resulting in an after tax gain on disposition of $1.1 million. Domino Machine provided custom-machining services to the energy industry, which was not considered a core operation to the Company. The net proceeds from this transaction were used to reduce the Company's outstanding bank operating loan. See Note 13 to the Consolidated Financial Statements.

Net Income (loss) and Earnings (loss) per Share

Net loss for the year-ended 2002 was $2.5 million or $0.15 per share (diluted) as compared to net income of $619,000 or $0.04 per share (diluted) for 2001.

SUMMARY OF QUARTERLY FINANCIAL DATA

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP. For a discussion of the principle differences between the Company's financial results as calculated under U.S. GAAP, see Note 16 to the Company's Consolidated Financial Statements.

(thousands of Canadian dollars except per share data)

Unaudited	Q1	Q2	Q3	Q4	2003
Sales					
Distribution	61,798	54,807	67,533	72,987	257,125
Manufacturing	1,181	494	309	448	2,432
	62,979	55,301	67,842	73,435	259,557
Net income (loss)	(62)	(476)	307	652	421
Net income (loss) per share					
Basic and diluted	(0.00)	(0.03)	0.02	0.03	0.02

Unaudited	Q1	Q2	Q3	Q4	2002
Sales					
Distribution	78,198	56,103	61,113	59,714	255,128
Manufacturing	1,536	1,498	1,755	1,412	6,201
	79,734	57,601	62,868	61,126	261,329
Net loss	(389)	(1,076)	(350)	(678)	(2,493)
Net loss per share					
Basic and diluted	(0.02)	(0.07)	(0.02)	(0.04)	(0.15)

The Company's sales are affected by weather conditions. As warm weather returns in the spring (April/May of each year), the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out. In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen. As a result, the first and fourth quarters typically represent the highest sales activity for the Company. Sales levels drop dramatically during the second quarter until such time as the roads have dried and road bans have been lifted.

During 2003, the Company's sales in Q3 and Q4 exceeded Q1. This reflects the improvement in the Company's value offering to its customers resulting in increased sales as the year progressed.

Sales levels declined in Q1 and Q2 2003 by 21.0% and 4.0%, respectively, as compared to the corresponding quarters in 2002. This reflects the loss of the two tubular product customers in late 2002, which significantly impacted sales levels in 2003.

Despite the reduction in sales levels, net income (loss) has improved for each quarter in 2003, as compared to the corresponding quarter in 2002 due to an improvement in gross profit margins coupled with a reduction in SG&A costs.

Sales for the quarter ended December 31, 2003 increased 20.1% to $73.4 million from $61.1 million for the comparable 2002 period. The increase in sales reflects the general increase in capital spending by E&P companies.

Net income was $652,000 or $0.03 per share (diluted) for the quarter ended December 31, 2003, as compared to the quarter ended December 31, 2002 where the Company reported a net loss of $678,000 or a loss of $0.04 per share (diluted). The $12.3 million increase in sales resulted in a net income improvement of $1.3 million or $0.07 per share (diluted) which represents an incremental flow through of 10.8%

During Q4 2003, CE Franklin generated $2.1 million in cash flow from operating activities before net change in non-cash working capital balances. This was offset by a $7.7 million investment in working capital, primarily cash, accounts receivable and inventories. These activities resulted in a $6.0 million increase in the Company's bank operating loan. There were no significant capital expenditures during the quarter.

LIQUIDITY AND CAPITAL RESOURCES

In 2003, CE Franklin generated $4.6 million in cash flow from operating activities before net change in non-cash working capital balances, $258,000 from proceeds on the disposal of property and equipment, and $538,000 from the sale of a 50% interest in Brittania. This was offset by a $6.0 million investment in working capital, which includes a $4.9 million investment in cash and cash equivalents, $901,000 in capital and other expenditures relating primarily to replacement of desktop computers and printers, and $343,000 in repayments on capital leases. This resulted in a $1.9 million increase in the Company's bank operating loan to $23.4 million from $21.5 million.

The Company's primary internal source of liquidity is cash flow from operating activities before net change in non-cash working capital balances, which increased to $4.6 million for the year-ended December 31, 2003, an improvement of $3.6 million as compared to 2002. The improvement reflects improvement in profitability of the Company during 2003.

The Company's profitability and liquidity is dependent upon the level of capital spending by E&P companies in the western Canadian sedimentary basin. These activity levels are cyclical and driven by economic and political events which are described in more detail in the Risks and Uncertainties section below. The Company mitigates the cyclical nature of its business by adjusting its SG&A costs.

CE Franklin finances its non-cash working capital requirements; accounts receivable, inventories and accounts payable and accrued liabilities with its bank operating loan. The Company's borrowing capacity under its bank operating loan is dependent on maintaining compliance with certain financial covenants and a borrowing base formula applied to accounts receivable and inventories. As at December 31, 2003, the Company was well within the covenant compliance thresholds and was able to draw up to $35 million against its bank operating line based on the borrowing base formula.

The Company will fund capital expenditures from cash flow from operating activities, and capital leases, where available. Other than standard upgrades to its enterprise and eCommerce systems, the Company does not expect significant capital expenditures in the next several years. CE Franklin's total capitalization (financed debt plus equity) at December 31, 2003 was comprised of debt of 33.4% in 2003 and 31.9% in 2002 and equity of 66.6% in 2003 and 68.1% in 2002.

For the year-ended December 31, 2003 accounts receivable increased $9.3 million or 25.1% to $46.3 million from $37.0 million. The increase in accounts receivable reflects a 20.1% increase in sales to $73.4 million during the fourth quarter of 2003 as compared to $61.1 million for the fourth quarter of 2002.

Average Days Sales Outstanding (DSO) were 51.8 days in 2003 as compared to 49.8 days in 2002. Trade accounts receivables are tightly managed by the Company with daily calls to customers to solve payment issues. In addition, the Company's accounts receivable team works closely with customers to help simplify payment and approval processes. Bad debt expense in 2003 decreased substantially to $266,000 from $688,000 for the year-ended December 31, 2002 and $1.0 million for the year-ended December 31, 2001.

Average Total Capitalization

(%)


100
80
60
40
20
01
02
03
Equity
Debt

Cash Flow From Operating Activities Before Net Change In Non-Cash Working Capital Balances

($ millions) *($ per share)*


5
4
3
2
1
0.30
0.25
0.20
0.15
0.10
01
02
03
Cash Flow from Operations
$ Per Share

Total inventory for the Company increased 19.3% to $48.5 million as at December 31, 2003 as compared to $40.7 million as at December 31, 2002. The increase in inventory levels is in anticipation of increased activity levels during the first quarter of 2004 as compared to the fourth quarter of 2003. The Company has increased its inventory of high turning items in anticipation of this increase in activity.

CE Franklin measures inventory efficiency using an inventory turns calculation. Inventory turned 5 times in 2003, compared to 4.9 times in 2002. The Company monitors its inventory on a daily basis in order to reduce surplus, improve turns and reduce obsolescence. The Company's inventory write-down expense was $1.5 million in 2003 as compared to $1.2 million in 2002, and $1.7 million in 2001.

Accounts payable and accrued liabilities have increased $18.0 million to $44.7 million as at December 31, 2003 as compared to the previous year. The increase reflects increased inventory purchases due to higher activity levels during Q4 2003, as compared to the previous year, coupled with the increase in inventory levels at year-end described above. The increase in accounts payable and accrued liabilities during Q4, 2003 will translate to a decrease in cash and an increase in the bank operating loan in Q1, 2004.

Property and equipment decreased 29.6% to $9.0 million as at December 31, 2003 from $12.8 million as at December 31, 2002. This decrease reflects amortization expense of $4.4 million offset by capital expenditures of $601,000. As at December 31, 2003, approximately $5.7 million in property and equipment (original cost of $15.6 million) relates to the Company's investment in its enterprise and eCommerce systems. These systems account for $2.8 million in amortization expense for the year-ended December 31, 2003. These assets will be fully amortized by the end of 2005. The Company anticipates that its enterprise and eCommerce systems will operate beyond 2005 as long as the Company implements the standard upgrades as provided by the supplier. These upgrades are considered inexpensive in relation to the Company's initial investment.

On July 31, 2003, CE Franklin negotiated a new $35.0 million demand operating loan facility with the RBC Royal Bank. Amounts drawn against this facility bear interest at Canadian Prime plus 1%. The maximum amount available under this facility is based on a borrowing base formula applied to accounts receivable and inventories. At December 31, 2003, CE Franklin had $23.4 million drawn against this $35.0 million credit facility. In management's opinion, this facility together with cash flow from operating activities before net changes in non-cash working capital balances is considered sufficient to finance its current and foreseeable operating needs.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS AND CONTINGENCIES

(in thousands of Canadian dollars)	Capital Lease	Operating Lease	Total
Period Due			
2004	376	3,341	3,717
2005	87	2,175	2,262
2006	45	1,346	1,391
2007	4	1,516	1,520
2008	3	385	388
thereafter	0	367	367
	515	9,130	9,645

As at December 31, 2003 the Company had issued and outstanding letters of credit totaling $4.2 million to secure offshore inventory purchases.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not engaged in off-balance sheet financing arrangements through special purpose entities.

TRANSACTIONS WITH RELATED PARTIES

The Company is the exclusive distributor of bottom hole pump production equipment manufactured by a subsidiary of its principal shareholder Smith International. Smith International owns 55.1% of the Company's outstanding common shares. The transactions with the principal shareholder are in the normal course of business and at commercial rates. See Note 10 to the Consolidated Financial Statements for further details.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Consolidated Financial Statements requires the Company to make estimates and judgments that effect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company evaluates its estimates on an ongoing basis, based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company believes the following describes significant judgments and estimates used in the preparation of its Consolidated Financial Statements. These estimates affect the Company's Distribution and Manufacturing segments.

The Company extends credit to customers and other parties in the normal course of business. Management regularly reviews outstanding accounts receivable and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of the established allowance, management makes judgments regarding the parties' ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. These adjustments, if required, would result in a decrease in accounts receivable and an increase in bad debt expense included under SG&A. The effect on the overall performance of the Company would be dependent on the size of the customer in relation to the Company's sales. For the three years ended December 31, 2003, 2002 and 2001, the Company's bad debt expense has been $266,000, $688,000 and $1.0 million, respectively.

The Company has made significant investments in inventory to service its customers. On a routine basis, the Company uses judgments in determining the level of write-downs required to record inventory at the lower of average cost or net realizable value. Management's estimates are primarily influenced by technological innovations, market activity levels and the physical condition of products. Changes in these or other factors may result in a write-down in the carrying value of inventory that would result in an increase in cost of sales and a reduction in inventories. For the three years ended December 31, 2003, 2002 and 2001 inventory write-downs were $1.5 million, $1.2 million and $1.7 million respectively.

Future tax assets and liabilities are recognized for differences between the book value and tax value of the net assets of the Company. In providing for future taxes, management considers current tax regulations, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning strategies vary, adjustments to the carrying value of future tax assets and liabilities may be required.

CHANGE IN ACCOUNTING POLICIES

As of January 1, 2003 the Company adopted prospectively, the fair value method of accounting for common share options granted. Under this method, the Company recognizes a compensation expense based on the fair value of the options on the date of grant which is determined by using the Black-Scholes options-pricing model. The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus. The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock. Compensation expense of $36,000 was recorded in 2003.

No compensation expense is recorded for stock options awarded prior to January 1, 2003 as the Company applied the intrinsic method of accounting for stock options granted. The consideration paid by option holders on the exercise of these options is and will be credited to capital stock. See Note 7b to the Consolidated Financial Statements for the effect on the Consolidated Financial Statements if the fair value method was adopted for these options.

Effective January 1, 2002, the Company adopted the new accounting standard relating to goodwill and other intangible assets. The new standard requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, and are tested annually for a permanent impairment. As a result of adopting this new standard, the Company determined that $415,000 of its goodwill ($375,000 after tax) was impaired, and in accordance with the new standard, applied the $375,000 impairment to retained earnings as at January 1, 2002. The Company's net income for the year-ended December 31, 2001 would have been $859,000 or $0.05 per share diluted versus $619,000 or $0.04 per share diluted as previously reported had this amortization expense not been recorded in that period.

Both of the above changes in accounting policies were new standards by the Canadian Institute of Chartered Accountants, and the Company implemented these policies in accordance with the new standards.

FINANCIAL AND OTHER INSTRUMENTS

The Company is exposed to market risks from changes in interest rates and foreign exchange rates. The Company will enter into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities on future commitments. The Company entered into such contracts in 2003, the impact of which were not considered material, and no contracts were outstanding as at December 31, 2003.

The Company has exposure to interest rate fluctuations on its demand bank operating loan. The Company has, in the past, entered interest rate contracts to hedge its interest rate risk associated with the demand bank operating loan. No such contracts were in place for 2003, 2002 or 2001. The Company does not use financial instruments for speculative purposes.

As at December 31, 2003 there were no unrecognized gains or losses associated with the above instruments.

OTHER ITEMS

The Company's Form 20-F is on SEDAR at www.sedar.com.

CE Franklin has authorized an unlimited number of common shares with no par value. As at December 31, 2003 the Company had 17,178,696 common shares outstanding.

The Board of Directors may grant options to purchase up to 2,240,925 common shares. As of December 31, 2003, options to purchase 1,750,439 common shares were outstanding at an average exercise price of $3.95 per common share. See Note 7 to the Consolidated Financial Statements.

RISKS AND UNCERTAINTIES

CE Franklin's financial performance may be influenced favorably or adversely by certain external factors, as described below:

Fluctuations in oil and gas prices could affect the demand for CE Franklin's products and services and, therefore, CE Franklin's revenues, cash flows and profitability. CE Franklin's operations are materially dependent upon the level of activity in oil and gas exploration and production. Both short-term and long-term trends in oil and gas prices affect the level of such activity. Oil and gas prices and, therefore, the level of drilling, exploration and production activity can be volatile. Factors that can cause price fluctuations include:

- relatively minor changes in the worldwide supply of and demand for oil and natural gas;
- the ability of the members of the Organization of Petroleum Exporting Countries ("OPEC") to maintain price stability through voluntary production limits;
- the level of production by non-OPEC countries;
- North American demand for gas;
- general economic and political conditions; and
- the presence or absence of drilling incentives such as Canadian provincial royalty holidays, fluctuation in the value of the Canadian dollar, availability of new leases and concessions and government regulations regarding, among other things, export controls, environmental protection, taxation, price controls and product allocation.

Worldwide military, political and economic events, including initiatives by OPEC, affect both the demand for, and the supply of, oil and gas. Fluctuations during the last few years in the demand and supply of oil and gas have contributed to, and are likely to continue to contribute to, price volatility. CE Franklin believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity. This would likely result in a corresponding decline in the demand for CE Franklin's products and services and could have a material adverse effect on CE Franklin's revenues, cash flows and profitability. There can be no assurances as to the future level of demand for CE Franklin's products and services or future conditions in the oil and gas and oilfield supply industries.

Adverse weather conditions could temporarily decrease the demand for CE Franklin's products and services. CE Franklin's financial performance is tied closely to the seasonality of drilling activity. Higher drilling activity in Canada is generally experienced in the winter months. In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws. To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin's customers to access their oil and gas wells, then the demand for CE Franklin's products and services would temporarily decrease and the Company's revenues, cash flows and profitability would be adversely affected.

CE Franklin operates in a highly competitive industry, which may adversely affect CE Franklin's revenues, cash flows and profitability. The Canadian oilfield supply industry in which CE Franklin operates is very competitive. The Company believes that its future profitability is partially influenced by competitive factors beyond its control, including:

- the ability of some customers to purchase oilfield supplies and tubular products directly from the manufacturer rather than from independent oilfield supply distributors and brokers;
- the ability for new brokers and distributors to enter the Distribution business if the oil and gas industry were to experience significant growth in drilling activity;
- price competition among major supply companies; and
- cost of goods not being subject to competitive pressures due to the ability of manufacturers of certain products to hold or increase the prices of products due to such factors as raw material shortages.

CE Franklin and its largest competitors generally operate at low profit margins due to price competition. Price competition is due in part to consumer price pressure, in addition to the major supply companies competing for the same business.

The loss of CE Franklin's major supplier for its tubular products could adversely affect the Company's revenue and gross profit. A portion of CE Franklin's business is the sale of tubular products that are primarily obtained from one supplier. Although the Company believes that it has historically had and continues to have a good relationship with its supplier, there can be no assurance that such relationship will continue. In the event the Company is unable to source tubular products from its existing supplier, then CE Franklin would need to search for an alternate supplier of these goods. Such suppliers are available domestically and internationally.

MANAGEMENT'S REPORT

The preparation and presentation of the accompanying Consolidated Financial Statements are the responsibility of the management of the Company. The statements have been prepared in accordance with Canadian generally accepted accounting principles as described in Note 1 to the Consolidated Financial Statements. The financial information elsewhere in the annual report has been reviewed to ensure consistency with that in the Consolidated Financial Statements.

Management acknowledges responsibility for the integrity of its financial information. Where appropriate, management has made informed judgments and estimates in accounting for transactions, which were not complete at the balance sheet date. The Company maintains disclosure controls and procedures and internal controls designed to ensure that information required to be disclosed in the Company's Consolidated Financial Statements and annual report is recorded, processed, summarized and reported properly. CE Franklin's Chief Executive Officer and Chief Financial Officer periodically evaluate the Company's disclosure controls and procedures to ensure they are and remain effective. There were no significant changes in the Company's internal controls or in other factors that could significantly affect those controls subsequent to the evaluation date.

The Board of Directors has appointed an Audit Committee that consists of four directors who are not officers or employees of the Company. The committee meets with management and the Company's external auditors to discuss internal controls, accounting policies and financial reporting matters. The Audit Committee has reviewed the Consolidated Financial Statements. The Board of Directors has approved the Consolidated Financial Statements on the recommendation of the Audit Committee.

"Signed"

Michael West
Chairman, President
and Chief Executive Officer
January 16, 2004

"Signed"

Salvatore Secreti
Vice President
and Chief Financial Officer

AUDITORS' REPORT

TO THE SHAREHOLDERS OF CE FRANKLIN LTD.

We have audited the Consolidated Balance Sheets of CE Franklin Ltd. as at December 31, 2003 and 2002 and the Consolidated Statements of Operations, Changes in Shareholders' Equity and Cash Flows for each of the years in the three year period ended December 31, 2003. These Consolidated Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

"Signed"

Calgary, Alberta, Canada
January 16, 2004

PricewaterhouseCoopers LLP
Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's Consolidated Financial Statements, such as the change described in Note 1 to the Consolidated Financial Statements. Our report to the shareholders dated January 16, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the Consolidated Financial Statements.

"Signed"

Calgary, Alberta, Canada
January 16, 2004

PricewaterhouseCoopers LLP
Chartered Accountants

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001
[tabular amounts in thousands of Canadian dollars except share and per share amounts]

1. ACCOUNTING POLICIES

Generally accepted accounting principles

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada. These principles differ in certain respects from accounting principles generally accepted in the United States ("U.S."). The material differences that affect the Company's Consolidated Financial Statements are described in Note 16.

The preparation of these Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Basis of presentation

On January 31, 2003 the Company transferred the property and equipment and operations of its compression operations into a wholly owned subsidiary, Brittania Industries Inc. ("Brittania"). Subsequently, a 50% interest in Brittania was sold for cash proceeds of $538,000. The Company accounts for its remaining 50% investment using the proportionate consolidation method of accounting.

On February 1, 2002 the Company amalgamated with its wholly owned subsidiary CEF Technologies Ltd.

Inventories

Inventories, consisting primarily of goods purchased and held for resale, are valued at the lower of average cost or net realizable value.

Foreign currency translation

Monetary assets and liabilities are translated into Canadian dollars at year-end exchange rates and gains or losses from translation are recognized in the Consolidated Statements of Operations. Sales and expenses are translated at the exchange rate prevailing on the date the transaction occurs.

In the normal course of business, the Company enters into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities or future commitments. Gains and losses arising from these contracts offset the losses and gains from the underlying hedged transactions.

Property and equipment

Property and equipment are recorded at cost less related accumulated amortization. The Company provides for amortization of property and equipment using rates as follows:

Buildings	5% to 10%	straight line
Leasehold improvements	10% to 20%	straight line
Computer equipment and software	15% to 33%	straight line
Equipment and machinery	10% to 20%	straight line
Furniture and office equipment	15% to 20%	straight line
Automotive equipment	30%	straight line

Assets held under capital lease are amortized by the straight-line method over the term of the lease or the estimated useful life of the assets, whichever is shorter.

Goodwill and other intangibles

Goodwill represents the excess of the purchase price over the fair value of net assets acquired related to the acquisition. Effective January 1, 2002, the Company adopted the new accounting standard relating to goodwill and other intangible assets. The new standard requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, and are tested annually for a permanent impairment. As a result of adopting this new standard, the Company determined that $415,000 of its goodwill ($375,000 after tax) was impaired, and in accordance with the new standard, applied the $375,000 impairment to retained earnings as at January 1, 2002. The Company's net income for the year-ended December 31, 2001 would have been $859,000 or $0.05 per share diluted versus $619,000 or $0.04 per share diluted as previously reported had this amortization expense not been recorded in that period.

Revenue recognition

Sales are recognized upon delivery of product to the customer.

Earnings per share

Earnings per share is computed based on the weighted average basic number of shares outstanding for the period. Diluted earnings per share have been calculated using the treasury stock method, whereby diluted earnings per share are calculated as if options were exercised at the beginning of the year and funds received were used to purchase the Company's own stock.

Income taxes

The Company uses the liability method of accounting for income taxes under which future tax assets and liabilities are recognized when there are differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Future tax assets and liabilities are measured using substantively enacted tax rates in effect in the period in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date.

Cash and cash equivalents

Cash and cash equivalents are defined as cash and short-term, highly liquid investments, which have a maturity of less than 90 days at the time of purchase.

Stock options

The Company operates a stock option plan which is described in Note 7b. As of January 1, 2003 the Company adopted prospectively, the fair value method of accounting for common share options granted. Under this method, the Company recognizes compensation expense based on the fair value of the options on the date of grant which is determined by using the Black-Scholes options-pricing model. The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus. The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock.

No compensation expense is recorded for stock options awarded prior to January 1, 2003 as the Company has continued to apply the intrinsic method of accounting for stock options granted. The consideration paid by option holders on the exercise of these options is and will be credited to capital stock.

2. ACCOUNTS RECEIVABLE

Concentration of credit risk

The Company specializes in the distribution of equipment and supplies and the manufacture for sale or rent of gas compression equipment to producers of oil and gas in Canada. These customers principally operate in the oil and gas exploration and production industry.

3. PROPERTY AND EQUIPMENT

As at December 31, 2003	Cost	Accumulated Amortization	Net
Land, buildings and leasehold improvements	3,827	2,624	1,203
Computer equipment and software	21,842	15,477	6,365
Equipment and machinery	3,884	2,644	1,240
Furniture and office equipment	1,659	1,509	150
Automotive equipment	65	47	18
	31,277	22,301	8,976

As at December 31, 2002	Cost	Accumulated Amortization	Net
Land, buildings and leasehold improvements	3,628	2,465	1,163
Computer equipment and software	21,645	12,391	9,254
Equipment and machinery	4,703	2,651	2,052
Furniture and office equipment	1,701	1,428	273
Automotive equipment	61	46	15
	31,738	18,981	12,757

Included in computer equipment and software at December 31, 2003 is leased computer equipment with a cost of $1,302,000 (2002 – $1,060,000) and related accumulated amortization of $844,000 (2002 – $529,000).

4. BANK OPERATING LOAN

The Company has a demand bank operating loan in the amount of $35.0 million (2002 – $35.0 million). Amounts drawn against this facility bear interest at prime plus 1.0% (2002 – prime plus 0.5%). The prime rate as at December 31, 2003 was 4.5% (2002 – 4.5%). The maximum amount available under this facility is subject to a borrowing base formula applied to accounts receivable and inventories. As at December 31, 2003 and 2002 the maximum available under this facility based on the borrowing base formula was $35.0 million.

The facility is collateralized by general security agreement covering all present and after-acquired property of the Company including accounts receivable, inventories and property and equipment.

This facility contains certain restrictive covenants which include, among others, maintenance of certain financial ratios and to obtain approval prior to payment of dividends, repurchase or redemption of shares.

5. LONG-TERM DEBT

As at December 31	2003	2002
Obligations under capital lease	496	596
Other	19	–
	515	596
Less: current portion	(369)	(297)
	146	299

The capital leases are payable in equal monthly installments of $35,000 including principal and interest at various rates of up to 7% (2002 – 7%). The leases are collateralized by the underlying assets and expire between November 2004 and December 2006.

Principle repayments of long-term debt are as follows:

Year ending December 31	
2004	376
2005	87
2006	45
2007	4
2008	3
	515

6. INCOME TAXES

a) Reconciliation of the income tax provision
The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

For the years ended December 31	2003	%	2002	%	2001	%
Income (loss) before income taxes	1,463		(3,908)		(2,073)	
Income taxes (recovery)						
calculated at expected rates	543	37.1	(1,547)	(39.6)	(884)	(42.6)
Losses not previously recognized	–	–	(139)	(3.5)	–	–
Non-deductible items	168	11.5	156	4.0	224	10.8
Difference in tax rates	22	1.5	(116)	(3.0)	143	6.9
Future tax asset not recognized	41	2.8	–	–	–	–
Capital and large corporations taxes	145	9.9	211	5.4	178	8.6
Other	123	8.4	20	0.5	(181)	(8.8)
	1,042	71.2	(1,415)	(36.2)	(520)	(25.1)

b) Significant components of future income tax assets and liabilities are as follows:

As at December 31	2003	2002
Assets		
Financing charges	113	74
Unused loss carry forwards	–	142
Other	138	96
	251	312
Liabilities		
Property and equipment	920	1,811
Goodwill and other	639	567
Other	105	315
	1,664	2,693
Net future income tax liability	1,413	2,381

c) As at December 31, 2003, Brittania had unutilized tax assets of $41,000 the benefit of which has not been recorded in the Consolidated Financial Statements.

d) Income taxes recoverable as at December 31, 2002 represent amounts due to the Company, net of amounts received, for recovery of prior years taxes paid due to the application of tax losses.

7. CAPITAL STOCK

a) The Company has authorized an unlimited number of common shares with no par value.

b) The Board of Directors may grant options to substantially all employees, officers and directors to purchase up to 2,240,925 common shares. The exercise period and the vesting schedule after the grant date are not to exceed 10 years and are to be established by the Compensation Committee of the Board of Directors.

Option activity for each of the years ended December 31 was as follows:

	2003		2002		2001	
	Number of Options	Weighted average exercise price per share	Number of Options	Weighted average exercise price per share	Number of Options	Weighted average exercise price per share
Outstanding – beginning of year	1,494,917	4.83	1,123,164	6.43	845,747	6.85
Granted	540,235	2.74	876,951	3.48	470,161	5.73
Exercised	–	–	(20,605)	4.40	(8,938)	4.48
Cancelled or expired	(284,713)	6.32	(484,593)	6.11	(183,806)	6.67
Outstanding – end of year	1,750,439	3.95	1,494,917	4.83	1,123,164	6.43
Exercisable – end of year	639,987	5.13	470,056	6.61	538,149	6.73

As at December 31, 2003 the following stock options were outstanding:

	Outstanding stock options		
Exercise price	Number	Weighted average remaining contractual life	Exercisable stock options
$2.70	500,777	9.95 years	–
$3.28	26,500	7.63 years	17,667
$3.30	139,458	8.34 years	33,333
$3.49	355,178	8.95 years	118,393
$3.50	281,621	8.01 years	93,874
$4.00	10,000	8.25 years	3,333
$4.40	81,068	0.33 years	81,068
$5.50	20,000	0.81 years	20,000
$6.05	190,553	2.13 years	127,035
$7.50	112,284	1.13 years	112,284
$8.50	33,000	1.40 years	33,000
	1,750,439	5.32 years	639,987

The fair value of common share options granted in December 2003 is $783,500. This amount will be amortized over three years which is the current vesting period for these options. The compensation expense recorded in 2003 was $36,000. The fair value of common share options granted is estimated as at the grant date using the Black-Scholes option-pricing model, using the following assumptions:

Dividend yield	nil
Risk-free interest rate	4.50%
Expected life	5 years
Expected volatility	65%

For all stock options issued prior to January 1, 2003 the Company applied the intrinsic method of accounting for common share options granted to employees, officers and directors. Accordingly, no compensation expense has been recognized in the Statements of Operations. Had the Company adopted the fair value based method of accounting, the amount expensed in each period would be the fair value of the options, calculated using the Black-Scholes options-pricing model and net of options forfeited in the period, amortized over the expected life of the options. The proforma net income (loss) and proforma net income (loss) per share attributable to common shareholders of the Company would be as follows:

	2003	2002	2001
Net income (loss)			
As reported	421	(2,493)	619
Proforma	(422)	(2,857)	(401)
Basic and diluted earnings (loss) per share			
As reported	0.02	(0.15)	0.04
Proforma	(0.02)	(0.17)	(0.02)

8. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses include the following amounts:

For the years ended December 31	2003	2002	2001
Bad debt expense	266	688	1,027
Rental expense	3,646	3,773	4,204

9. NET CHANGE IN NON-CASH WORKING CAPITAL BALANCES RELATED TO OPERATIONS

For the years ended December 31	2003	2002	2001
Accounts receivable	(9,291)	1,415	23,950
Income tax recoverable	741	(741)	4,094
Inventories	(9,070)	9,254	11,639
Other current assets	(298)	(100)	1,825
Accounts payable	11,824	(8,541)	(15,857)
Accrued liabilities	6,146	(5,531)	(3,320)
	52	(4,244)	22,331

10. RELATED PARTIES

During the year, the Company purchased inventory from its principal shareholder, who owns 55.1% of the outstanding common shares, at commercial rates. Included in inventory at December 31, 2003 is $2,739,000 (2002 – $2,160,000) of inventory purchased from its principal shareholder. Cost of sales includes $6,612,000 (2002 – $5,960,000; 2001 – $7,387,000) of inventory purchased from its principal shareholder. Accounts payable and accrued liabilities include $1,010,000 (2002 – $926,000) owing to its principal shareholder. Transactions with related parties are in the normal course of business and are recorded at the exchange amount. Accounts payable and accrued liabilities are non-interest bearing and are payable within commercial supplier payment terms.

11. COMMITMENTS AND CONTINGENCIES

a) The Company leases certain office, warehouse and store facilities and automobiles under long-term operating leases. Commitments for such non-cancellable operating leases for the next five years are as follows:

Year ending December 31,	2004	3,341
	2005	2,175
	2006	1,346
	2007	1,516
	2008	385
		8,763

b) As at December 31, 2003 the Company had issued and outstanding letters of credit in the amount of $4,249,000.

c) The Company is involved in various lawsuits, the losses from which, if any, are not anticipated to be material to the Consolidated Financial Statements.

12. SEGMENT INFORMATION

The Company has two identifiable industry segments, which are the distribution of equipment and supplies to producers of oil and gas ("Distribution") and manufacturing for rent or sale by Brittania of gas compression equipment for the producers of oil and gas ("Manufacturing"). Effective January 31, 2003, the Company sold a 50% interest in the property and equipment and operations of Brittania.

	Distribution	Manufacturing	Total
2003			
Sales	257,125	2,432	259,557
Gross profit	43,550	13	43,563
Income (loss) before interest and taxes	3,753	(1,173)	2,580
Assets	115,363	2,269	117,632
Goodwill	7,765	–	7,765
Capital expenditures	581	20	601

	Distribution	Manufacturing	Total
2002			
Sales	255,128	6,201	261,329
Gross profit	35,015	1,691	36,706
Loss before interest and taxes	(2,233)	(576)	(2,809)
Assets	94,764	4,770	99,534
Goodwill	7,765	–	7,765
Capital expenditures	1,230	4	1,234
2001			
Sales	371,167	6,678	377,845
Gross profit	41,985	1,795	43,780
Income (loss) before interest and taxes	604	(646)	(42)
Assets	107,534	5,395	112,929
Goodwill	7,916	264	8,180
Capital expenditures	2,274	39	2,313

During 2003, 14% (2002 – 13%) of the Company's sales were derived from one customer. In 2001, approximately 31% of the Company's sales were derived from two customers.

13. DISCONTINUED OPERATIONS

On December 18, 2001 the Company sold its Domino Machine operations for net cash proceeds of $7,924,000 resulting in a net after tax gain of $1,102,000. Domino Machine provided custom machining services to the energy industry and was not considered a core operation to the Company. The net proceeds from this transaction were used to reduce the Company's outstanding bank operating loan. The results of discontinued operations for the year-ended December 31, 2001 were as follows:

For the year ended December 31	2001
Sales	9,390
Income before interest, taxes and gain on sale	2,207
Gain on sale	1,355
Income before interest and taxes	3,562
Interest expense	500
Income taxes – operations	637
Income taxes – gain on sale	253
Income for the year	2,172
Total assets, excluding goodwill	4,582
Total liabilities	588
Goodwill	2,575

14. FINANCIAL INSTRUMENTS

The Company's financial instruments recognized in the Consolidated Balance Sheets consist of cash, accounts receivable, bank overdraft, accounts payable, accrued liabilities, income taxes recoverable, bank operating loan and long-term debt. The fair values of these recognized financial instruments, excluding the bank operating loan and long-term debt, approximate their carrying amounts due to the short-term maturity of these instruments. At December 31, 2003 the fair value of the bank operating loan and long-term debt approximated their carrying values since the cost of the Company's borrowing approximated the current market rate of such borrowings.

From time to time the Company enters foreign exchange forward contracts to fix the value of its liabilities and future commitments. No contracts were outstanding as of December 31, 2003.

15. ECONOMIC DEPENDENCY

In respect of the Company's revenue, 20% (2002 – 30%; 2001 – 39%) is derived from the sale of tubular products, where the majority of these products are purchased from one supplier.

16. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The Company's accounting policies are consistent with U.S. GAAP with the following exceptions:

a) Statements of Operations

For the years ended December 31	2003	2002	2001
Net income (loss) for the year under Canadian GAAP	421	(2,493)	619
Effect of change in accounting for goodwill(i)	–	(375)	–
Effect of change in tax rates (ii)	–	–	649
Restructuring provision adjustment (iii)	–	–	9
Benefit of deferred tax assets applied to goodwill (iv)	–	–	30
Net income (loss) for the year under U.S. GAAP	421	(2,868)	1,307
Basic and diluted earnings per share (U.S. GAAP)			
Continuing operations	0.02	(0.17)	(0.05)
Net income (loss)	0.02	(0.17)	0.08

i) Under Canadian GAAP, the transitional impairment of goodwill, net of tax, is recorded as a charge to opening retained earnings, whereas under U.S. GAAP, the transitional impairment of goodwill, net of tax, is recorded as a charge to the Consolidated Statements of Operations.

ii) Under Canadian GAAP, future income tax assets and liabilities are calculated using substantively enacted tax rates, whereas under U.S. GAAP changes in tax rates are not applied to the future income tax calculation until they are actually enacted. Changes to Canadian tax rates were entered into legislation in 2001 and as a result these rates are applied to future tax assets and liabilities under U.S. GAAP in 2001.

iii) The restructuring provision adjustment relates to a 1995 transaction where $379,386 in restructuring expenditures were recorded in the purchase equation as goodwill under Canadian GAAP but were recorded in the Consolidated Statements of Operations for U.S. GAAP.

iv) In 1996, the Company realized the benefit of certain deferred tax assets on which a 100% valuation provision had been recorded in 1995. This benefit was recorded as a reduction of goodwill for U.S. GAAP.

The 2001 adjustments in respect of both of the GAAP differences identified in (iii) and (iv) relate to differences in annual goodwill amortization.

b) Consolidated Statements of Changes in Shareholders' Equity

The reconciliation of the changes in shareholders' equity from Canadian to U.S. GAAP is as follows:

As at December 31	2003	2002	2001
Shareholders' equity under Canadian GAAP	47,628	47,171	49,957
Restructuring provision adjustment (a)(iii)	(324)	(324)	(324)
Benefit of deferred tax assets applied to goodwill (a)(iv)	(1,058)	(1,058)	(1,058)
Shareholders' equity under U.S. GAAP	46,246	45,789	48,575

c) Consolidated Balance Sheets

The following table indicates the restated amounts for the items in the balance sheets of the company that would be affected had the Consolidated Financial Statements been prepared in accordance with U.S. GAAP.

As at December 31	2003	2002
Goodwill (a)(iii) and (a)(iv)	6,383	6,383
Retained earnings (a)(iii) and (a)(iv)	13,376	12,955

d) Recent accounting pronouncements

i) **SFAS 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity**

In May 2003 Statement of Financial Accounting Standard ("SFAS") No. 150 was issued to establish standards for the measurement and classification of certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. The standard has been adopted by the Company with no impact.

ii) **AcSB Section 3110 Asset Retirement Obligations**

The standard harmonizes Canadian GAAP with SFAS No. 143 Accounting for Asset Retirement Obligations. The standard requires the recognition of a liability for any statutory, contractual or other legal obligation, normally when incurred. The Canadian standard is effective for fiscal years beginning on or after January 1, 2004. The Company does not expect that the adoption of this pronouncement will have an impact on its Consolidated Financial Statements.

FIVE-YEAR REVIEW

(in millions of Canadian dollars, except statistics and per share amounts)	2003	2002	2001	2000	1999
Sales					
Distribution	257.2	255.1	371.1	353.1	231.4
Manufacturing	2.4	6.2	6.7	6.3	5.7
Total sales	259.6	261.3	377.8	359.4	237.1
Gross profit					
Distribution	43.6	35.0	42.0	41.7	26.4
% of sales	16.9%	13.7%	11.3%	11.8%	11.4%
Manufacturing	0.0	1.7	1.8	1.0	1.0
% of sales	0.5%	27.3%	26.9%	15.9%	17.5%
Total gross profit	43.6	36.7	43.8	42.7	27.4
% of sales	16.8%	14.0%	11.6%	11.9%	11.5%
Other expenses (income)					
Selling, general & administrative	37.4	35.5	39.7	34.7	31.0
Amortization	4.4	4.2	3.9	3.5	2.9
Other	(0.8)	(0.2)	0.2	0.3	(0.1)
Total other expenses	41.0	39.5	43.8	38.5	33.8
Income (loss) before interest and taxes					
Distribution	3.8	(2.2)	0.6	5.3	(5.8)
Manufacturing	(1.2)	(0.6)	(0.6)	(1.1)	(0.6)
Total income (loss) before interest and taxes	2.6	(2.8)	0.0	4.2	(6.4)
Interest expense	1.1	1.1	2.1	2.7	2.7
Income (loss) before income taxes	1.5	(3.9)	(2.1)	1.5	(9.1)
Income tax expense (recovery)	1.1	(1.4)	(0.5)	1.3	(3.6)
Income (loss) from continuing operations	0.4	(2.5)	(1.6)	0.2	(5.5)
Income from discontinued operations	–	–	2.2	1.3	0.1
Net income (loss)	0.4	(2.5)	0.6	1.5	(5.4)
% of sales	0.2%	(1.0%)	0.2%	0.4%	(2.3%)
Earnings per share					
Basic	0.02	(0.15)	0.04	0.09	(0.33)
Diluted	0.02	(0.15)	0.04	0.08	(0.33)
Total assets	117.6	99.5	112.9	166.2	138.1
Total financed debt [1]	23.9	22.1	17.2	48.6	37.4
Total capitalization (average)					
Average financed debt	19.7	21.9	39.0	45.7	42.1
% to total capitalization	29.6%	31.2%	43.5%	48.5%	47.0%
Average equity	46.9	48.4	50.6	48.4	47.4
% to total capitalization	70.4%	68.8%	56.5%	51.5%	53.0%
Total capitalization	66.6	70.3	89.6	94.1	89.5

[1] Bank operating loan, current portion of long-term debt and long-term debt

Net income (loss), total assets and shareholders equity as determined in accordance with Canadian GAAP differ from those determined in accordance with U.S. GAAP. For a discussion of the principle differences between the Company's financial results as calculated under U.S. GAAP, see Note 16 to the Company's Consolidated Financial Statements.

FIVE-YEAR REVIEW

(In millions of Canadian dollars, except statistics and per share amounts)	2003	2002	2001	2000	1999
Current assets % of total assets (average)					
Average current assets	85.0	86.0	118.4	119.6	92.6
Average total assets	103.2	107.4	147.8	150.8	125.3
%	82.4%	80.1%	80.1%	79.3%	73.9%
Days sales outstanding (DSO) [2]					
Average accounts receivable – trade	39.3	38.1	49.0	51.4	41.3
DSO	51.8	49.8	46.1	50.8	62.2
Bad debt % to accounts receivable					
Bad debt	0.3	0.7	1.0	0.9	1.1
Average accounts receivable – trade	39.3	38.1	49.0	51.4	41.3
%	0.8%	1.8%	2.0%	1.8%	2.6%
Inventory turns [3]					
Average inventory	42.9	45.6	62.6	57.9	43.2
Inventory turns	5.0	4.9	5.4	5.6	4.9
Inventory writeoff % [4]					
Inventory writeoffs	1.5	1.2	1.7	0.4	0.4
Average inventory	42.9	45.6	62.6	57.9	43.2
%	3.5%	2.6%	2.7%	0.7%	1.0%
ROI (after tax) = return on investment [5]					
Interest after tax	0.8	0.7	1.4	1.3	1.8
ROI (after tax)	1.8%	(2.6%)	2.2%	2.9%	(4.0%)
ROE (after tax) = return on equity [6]	0.9%	(5.2%)	1.2%	3.1%	(11.5%)

[2] (Average A/R/sales)*365 days (includes discontinued operations)

[3] Cost of sales/average inventory (includes discontinued operations)

[4] Inventory writeoffs/average inventory (includes discontinued operations)

[5] $\frac{\text{Net income + interest after tax}}{\text{Average (equity + financed debt)}}$

[6] Net income/average equity

QUARTERLY FINANCIAL DATA

(Unaudited) (In millions of Canadian dollars, except statistics and per share amounts)	Q1	Q2	Q3	Q4	2003
Sales					
Distribution	61.8	54.8	67.5	73.1	257.2
Manufacturing	1.2	0.5	0.3	0.4	2.4
Total sales	63.0	55.3	67.8	73.5	259.6
Gross profit					
Distribution	9.7	9.6	11.3	13.0	43.6
% of sales	15.7%	17.5%	16.7%	17.8%	16.9%
Manufacturing	0.3	0.1	0.1	(0.5)	0.0
% of sales	27.5%	15.0%	40.5%	-114.1%	0.5%
Total gross profit	10.0	9.7	11.4	12.5	43.6
% of sales	15.9%	17.5%	16.8%	17.0%	16.8%
Other expenses (income)					
Selling, general & administrative	8.8	9.2	9.2	10.2	37.4
Amortization	1.1	1.1	1.1	1.1	4.4
Other	(0.2)	(0.3)	0.1	(0.4)	(0.8)
Total other expenses	9.7	10.0	10.4	10.9	41.0
Income (loss) before interest and taxes					
Distribution	0.4	(0.1)	1.1	2.4	3.8
Manufacturing	(0.1)	(0.2)	(0.1)	(0.8)	(1.2)
Total income (loss) before interest and taxes	0.3	(0.3)	1.0	1.6	2.6
Interest expense	0.3	0.3	0.3	0.2	1.1
Income (loss) before income taxes	0.0	(0.6)	0.7	1.4	1.5
Income tax expense (recovery)	0.1	(0.1)	0.4	0.7	1.1
Net income (loss)	(0.1)	(0.5)	0.3	0.7	0.4
% of sales	(0.2%)	(0.9%)	0.4%	1.0%	0.2%
Earnings per share					
Basic and diluted	0.00	(0.03)	0.02	0.03	0.02
Total assets	100.1	98.3	104.0	117.6	117.6
Total financed debt [1]	16.6	18.0	18.0	23.9	23.9
Total capitalization (average)					
Average financed debt	18.8	17.9	18.4	23.6	19.7
% to total capitalization	28.6%	27.7%	28.3%	33.2%	29.6%
Average equity	46.9	46.7	46.7	47.4	46.9
% to total capitalization	71.4%	72.3%	71.7%	66.8%	70.4%
Total capitalization	65.7	64.6	65.1	71.0	66.6

[1] Bank operating loan, current portion of long-term debt and long-term debt

Net income (loss), total assets and shareholders equity as determined in accordance with Canadian GAAP differ from those determined in accordance with U.S. GAAP. For a discussion of the principle differences between the Company's financial results as calculated under U.S. GAAP, see Note 16 to the Company's Consolidated Financial Statements.

QUARTERLY FINANCIAL DATA

(Unaudited)
(In millions of Canadian dollars, except statistics and per share amounts)

	Q1	Q2	Q3	Q4	2003
Current assets % of total assets (average)					
Average current assets	79.9	78.5	85.4	96.4	85.0
Average total assets	99.3	97.0	103.1	113.4	103.2
%	80.5%	80.9%	82.8%	85.0%	82.4%
Days sales outstanding (DSO) [2]					
Average accounts receivable - trade	37.1	35.1	39.8	45.1	39.3
DSO - days	50.2	54.2	50.1	52.3	51.8
Bad debt % to accounts receivable					
Bad debt	0.1	0.1	0.0	0.1	0.3
Average accounts receivable - trade	37.1	35.1	39.8	45.1	39.3
%	0.3%	0.3%	0.0%	0.2%	0.8%
Inventory turns [3]					
Average inventory	40.7	41.3	42.7	46.8	42.9
Inventory turns	5.2	4.4	5.3	5.2	5.0
Inventory writeoff % [4]					
Inventory writeoffs	0.2	0.2	0.2	0.9	1.5
Average inventory	40.7	41.3	42.7	46.8	42.9
%	0.5%	0.5%	0.5%	2.0%	3.5%
ROI (after tax) = return on investment [5]					
Interest after tax	0.2	0.2	0.2	0.2	0.8
ROI (after tax)	0.6%	(1.9%)	3.1%	5.1%	1.8%
ROE (after tax) = return on equity [6]	(0.9%)	(4.3%)	2.6%	5.9%	0.9%

[2] (Average A/R/sales)*365 days

[3] Cost of sales/average inventory

[4] Inventory writeoffs/average inventory

[5] Net income + interest after tax / Average (equity + financed debt)

[6] Net income/average equity

BOARD OF DIRECTORS

Michael S. West

Mr. West is the Chairman, President and Chief Executive Officer of CE Franklin Ltd. He was appointed President and Chief Executive Officer and to CE Franklin's Board of Directors in January 2002 and was appointed Chairman in December 2003. Mr. West has held various positions including Vice President, Operations for a major competitor of CE Franklin's in the oilfield supply and distribution business. Prior to joining the oil and gas sector in 1996, he worked for 11 years in various capacities in the automotive after-markets industry.

John J. Kennedy

Mr. Kennedy became a Director of CE Franklin in May 1999. He is President and Chief Executive Officer of Wilson Supply, a division of Smith International. Prior to this position, Mr. Kennedy was the Chief Financial Officer of Smith International. Mr. Kennedy has worked in the energy industry for the past 25 years, and has held various executive and management level positions with Smith International, Bow Valley Petroleum, and Brown & Root. Mr. Kennedy has several professional memberships in both the United Kingdom and the United States, including the Institute of Petroleum and the Association of Corporate Treasurers.

S. Douglas Martin

Mr. Martin graduated from the University of Oklahoma with a Bachelor of Business Administration. He became a Director of Franklin Supply in 1993 and a Director of CE Franklin in 1995. Mr. Martin was Chairman of CE Franklin from October 2001 to December 2003. Mr. Martin has over 48 years of experience in the energy industry in both the United States and Canada. His broad range of experience has been with energy supply and distribution companies as well as exploration and production companies.

Douglas L. Rock

Mr. Rock has been a Director of CE Franklin since 1999. He graduated from The Pennsylvania State University. Mr. Rock began his career with Smith International in 1974 and since then has had senior management roles. He is currently Chairman, Chief Executive Officer and President of Smith International.

Gordon R. Schnell

Mr. Schnell is the President of Monashee Spring Water. Prior to this he was the President and Chief Operating Officer of CE Franklin from 1995 to 1998 and interim President and Chief Executive Officer from October 2001 to January 2002. He started his career with Continental Supply Company in 1956 where he took on increasingly senior roles and eventually became the President of Continental Emsco Company Limited. Mr. Schnell has been on the Board of CE Franklin since 1995.

Victor J. Stobbe

Mr. Stobbe, a resident of Okotoks, Alberta, is the Chief Financial Officer of Wave Energy Ltd., a private oil and gas company, and a Director of Trican Well Service Ltd. where he serves as Chairman of the Audit Committee. Formerly he was President of American Leduc Petroleums Ltd. from October 1997 to October 2003. Mr. Stobbe, a chartered accountant, has served as a senior officer and/or a director of a number of public companies.

CORPORATE GOVERNANCE

CE Franklin's Board has ultimate responsibility for the way in which the Company is managed, including overseeing the conduct of the business of the Company and supervising management, which is responsible for the day-to-day conduct of the business. The Board's fundamental objectives are to:

- enhance and preserve long-term shareholder value;
- ensure the Company meets its obligations on an on-going basis; and
- ensure the Company operates in a reliable and safe manner.

The Board of Directors is responsible for the development of a strategic plan, identifying and controlling the principal risks of the Company, succession planning, developing communications policies, and internal control and management systems. The Board discharges its responsibilities directly and through committees.

At regularly scheduled meetings, members of the Board receive and discuss reports from operating and financial management, review the Company's overall financial position, and discuss current trends, developments, issues and plans. A budget is reviewed and approved by the Board on an annual basis and a comparison of actual results to budget is monitored on a quarterly basis pursuant to management reports. Significant transactions or activities outside of the ordinary course of business and activities not contemplated by the corporate governance budget require Board approval and are considered at additional meetings that are held as required. Informal discussion occurs between management and members of the Board on a regular basis. In future meetings management and the Chairman will be excused and the Board will meet independently. The Board met four times during 2003.

BOARD COMPOSITION

The Board is composed of six members, being a size considered appropriate by the Board, having regard to the Company's size and complexity. The Board believes that one of the directors, being the Chairman, President and Chief Executive Officer, is a related director within the meaning of the guidelines of the Toronto Stock Exchange (the "TSX Guidelines") and accordingly the Board is constituted with a majority of individuals who qualify as "unrelated directors" within the meaning of the TSX Guidelines – being a director that is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests arising from shareholdings.

In this discussion, the term "related director" means a director who is not an unrelated director. The term "independent director" is used to describe an unrelated director who is free from any interests in or relationships with the significant shareholder or any of its affiliates.

To the extent necessary, and subject to the approval of the Board as a whole, any member of the Board is entitled to engage an outside advisor at the expense of the Company. The Company is controlled by Smith International, which owns 55.1% of the outstanding shares of the Company and is a "significant shareholder" within the meaning of the TSX Guidelines.

Approximately 44.9% of the outstanding Common Shares are held by shareholders other than the Company's significant shareholder and its affiliates. The directors believe that three of the unrelated directors (or half of the total number of directors) do not have any interests in or relationships with the significant shareholder or its affiliates.

BOARD COMMITTEES

The Board has established four committees: the Audit Committee; the Compensation Committee; the Corporate Governance and Nominating Committee; and the Environment, Health and Safety Committee. The Company does not have an Executive Committee and utilizes in its place ad hoc committees on an as-required basis. The following is a brief description of the mandate and composition of each Committee.

CORPORATE GOVERNANCE

AUDIT COMMITTEE

The Audit Committee is composed entirely of unrelated directors – S. Douglas Martin, Gordon R. Schnell, John J. Kennedy, and Victor Stobbe. The Audit Committee is responsible for, among other matters, reviewing the Company's financial reporting process (including reviewing annual and quarterly financial statements) and enquiring as to the adequacy of internal controls. Although it is management's responsibility to design and implement an effective internal control system, the Audit Committee ensures that management has properly done so. The Audit Committee is also responsible for reviewing the performance of external auditors. The Audit Committee has direct communication channels with the Company's external auditors and meets with them on a regular basis. The Audit Committee met four times during 2003.

COMPENSATION COMMITTEE

The Compensation Committee is composed of unrelated directors – S. Douglas Martin and Douglas L. Rock – and is responsible for, among other matters, formulating and making recommendations to the Board on compensation issues relating to the directors and senior management, including establishing the compensation philosophy, reviewing the performance of the Chief Executive Officer, and recommending compensation for the Chief Executive Officer and other senior executives. The Compensation Committee also approves the terms and granting of stock options to the senior executives and employees of the Company. The Compensation Committee met two times during 2003.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Corporate Governance and Nominating Committee, comprised of Douglas L. Rock, S. Douglas Martin and Michael S. West, is responsible for, among other matters: monitoring and managing the Corporate Governance process of the Board, including recommending the number of directors to be elected; recommending nominees, including candidates to fill vacancies; and reviewing the performance and effectiveness of the Board and each member of the Board. The Committee is comprised of three directors, including the Chairman, President and Chief Executive Officer and one representative of the significant shareholder. The Board believes the participation of the Chairman, President and Chief Executive Officer, who is a related director, is important to the proper functioning of the Committee because of his knowledge of the industry and the Company's business and does not prejudice its opinion, due in part to the existence of two unrelated directors. The Company provides formal education programs for new directors as recommended in the TSX Guidelines and provides such orientation and information as individual directors may request.

ENVIRONMENT, HEALTH AND SAFETY COMMITTEE

The Environment, Health and Safety Committee is comprised of unrelated directors – S. Douglas Martin, Gordon R. Schnell and John J. Kennedy – and is responsible for, among other matters, monitoring the management of the Company's environmental, health and safety risks, liabilities, policies, practices and procedures.

EXPECTATION OF MANAGEMENT

The Board relies on management to provide the information that the Board requires to properly perform its duties and expects management to keep it apprised of matters affecting the Company, significant risks and opportunities available to the Company. While the Board has not established specific position descriptions for the Board and Chief Executive Officer or determined specific corporate objectives that the Chief Executive Officer is responsible for meeting, the Board does not feel that the lack of such specific descriptions or objectives compromises the effectiveness of the governance of the Company. Due to the relatively small size of the Board and of the Company, the effectiveness of management generally and of the Chief Executive Officer specifically can be determined on a more informal basis.

SHAREHOLDER FEEDBACK

The Company has one employee, Salvatore Secreti, Vice President and Chief Financial Officer, with designated responsibility for investor relations. Every shareholder enquiry receives a prompt response and significant shareholder concerns are reported to management and, where appropriate, the Board.

CORPORATE INFORMATION

DIRECTORS

John J. Kennedy [3] [4]
Wilson Supply

S. Douglas Martin [1] [2] [3] [4]
Director

Douglas L. Rock [1] [2]
Smith International, Inc.

Gordon R. Schnell [3] [4]
Monashee Spring Water

Victor J. Stobbe [3]
Wave Energy Ltd.

Michael S. West [1]
Chairman, President and
Chief Executive Officer

(1) Member of the Corporate Governance and Nominating Committee
(2) Member of the Compensation Committee
(3) Member of the Audit Committee
(4) Member of the Environment, Health and Safety Committee

LEADERSHIP TEAM

James E. Baumgartner
Vice President – Sales

Brent W. Greenwood
Vice President – Marketing and Supply

Ronald L. Koper
Vice President –
Business Effectiveness

Timothy M. Ritchie
Vice President – Operations

Salvatore Secreti
Vice President and
Chief Financial Officer

Roderick H. Tatham
Director of Customer Service and Quality

Michael S. West
Chairman, President and
Chief Executive Officer

AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta

LEGAL COUNSEL

Canada – Macleod Dixon LLP
Calgary, Alberta

U.S. – Paul, Weiss, Rifkind,
Wharton & Garrison LLP
New York, New York

BANKERS

RBC Royal Bank
Calgary, Alberta

STOCK EXCHANGE LISTINGS

CE Franklin is listed on the American Stock Exchange, under the trading symbol CFK and the Toronto Stock Exchange, under the trading symbol CFT.

TRANSFER AGENT

Computershare Trust
Company of Canada
600, 530 – 8th Avenue S.W.,
Calgary, Alberta, T2P 3S8

Computershare Trust
Company of New York
New York, New York

SHAREHOLDER INQUIRIES

Computershare Trust
Company of Canada
600, 530 – 8th Avenue S.W.,
Calgary, Alberta, T2P 3S8
1-800-332-0095

INVESTOR RELATIONS

Investors seeking information about CE Franklin, including copies of our annual and interim reports or recent news releases contact:

Investor Relations
tel.: (403) 531-5604
toll free: (800) 345-2858
email: investor@cefranklin.com

American Stock Exchange
(U.S.$)


5
4
3
2
1
01
02
03

	01	02	03
High	4.63	3.34	2.36
Low	1.65	1.95	1.98
Volume (millions)	4.87	1.95	1.76

Close —

Toronto Stock Exchange
(Cdn$)


7
6
5
4
3
2
1
01
02
03

	01	02	03
High	6.85	5.08	3.45
Low	2.62	3.10	2.61
Volume (millions)	0.36	0.27	0.34

Close —

Designed and Produced by Result Inc.
Printed in Canada

CE Franklin Ltd.
1900, 300 - 5th Avenue S.W.
Calgary, Alberta, Canada T2P 3C4
www.cefranklin.com